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                                                                      EXHIBIT 13

Notes to Consolidated Financial Statements
Burlington Northern Santa Fe Corporation and
Subsidiaries

1 The Company

Burlington Northern Santa Fe Corporation including its majority-owned subsidiaries (collectively, BNSF or Company) is engaged primarily in railroad transportation through its principal subsidiary, The Burlington Northern and Santa Fe Railway Company (BNSF Railway), which operates one of the largest railroad networks in North America with 33,500 route miles covering 28 states and two Canadian provinces. Through one operating transportation services segment, BNSF Railway transports a wide range of products and commodities including the transportation of containers and trailers (intermodal), coal and agricultural commodities which constituted 28 percent, 24 percent and 15 percent, respectively, of total revenues for the year ended December 31, 1999. Other significant aspects of BNSF's business include the transportation of chemicals, forest products, consumer goods, metals, minerals, automobiles and automobile parts. Revenues derived from other sources are not significant.

Proposed Combination With
Canadian National Railway Company

On December 18, 1999, BNSF and Canadian National Railway Company (CN) entered into a Combination Agreement, as amended, providing for the combination of the two companies (the Combination). To comply with Canadian legal requirements that, among other things, prohibit any person and that person's associates from holding more than 15 percent of the voting rights in CN, while ensuring that the combination will be tax-efficient for each company's shareholders, the combined enterprise will consist of two public companies: North American Railways, Inc. (North American Railways) and CN. Upon completion of the combination, North American Railways will be the parent company of BNSF and will own all of the limited voting equity shares of CN. All shareholders will have voting interests in both North American Railways and CN and economic interests in the combined companies.

     In the Combination, BNSF shareholders will receive one share of North American Railways common stock and one CN voting share for each BNSF share. Additionally, CN shareholders will receive, for each CN common share, 1.05 CN voting shares and either 1.05 shares of North American Railways common stock or
1.05 CN exchangeable shares. The CN exchangeable shares will be exchangeable at any time on a one-for-one basis for shares of North American Railways common stock. CN shareholders who elect to receive the CN exchangeable shares will also receive the right to vote on matters submitted to North American Railways shareholders in proportion to their economic interest in the combined companies. Dividends paid on the North American Railways common stock and the CN exchangeable shares will be equivalent. Any shares of BNSF common stock owned by BNSF or any of its subsidiaries as treasury stock will be automatically canceled and cease to exist.

     Each share of North American Railways common stock will be "stapled" to a CN voting share and will trade as a single security. Similarly, each CN exchangeable share will be "stapled" to a CN voting share and will trade as a single security. In addition, CN will issue to North American Railways limited voting equity shares carrying 10.1 percent of the voting rights in CN and 100 percent of CN's equity. The result of these arrangements will be that, at all times, each company will have the same public shareholder base with each public shareholder effectively having the same economic benefits and voting rights on a per security basis.

     The Combination is subject to, among other things, approval by the shareholders of both companies, as well as approvals by the Quebec Superior Court and the United States Surface Transportation Board (STB). North American Railways, by its charter, will conform to the provisions of the CN Commercialization Act and Canadian corporate law on the composition of boards of directors. Like CN, North American Railways shareholders will be subject to an ownership limit whereby no single shareholder can own more than 15 percent of North American Railways' voting shares. The companies currently expect that all required regulatory approvals can be obtained and the transaction consummated by mid-2001. Shareholders of both CN and BNSF are expected to vote on the proposed Combination during the second quarter of 2000.

     Upon consummation, the Combination will be accounted for by North American Railways pursuant to the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16, "Business Combinations." Under this method, North American Railways will prepare its financial statements reflecting the assets and liabilities of BNSF at their historical cost basis and the fair value of North American Railways common stock issued or issuable to the CN shareholders will be allocated to the assets and liabilities of CN based on fair value. CN's results of operations will be included with North American Railways from the date the transaction is consummated. Based on the current agreement, the fair value of North American Railways common stock will be based on a $25.63 per share fair value of BNSF common stock which was determined using the average of the closing daily BNSF common stock prices as reported by The Wall Street Journal for the two days preceding, the day of, and the two days following the December 20, 1999 announcement of the Combination.

     Under the terms of the Combination Agreement, as amended, BNSF is required to pay a cash termination fee of $450 million to CN if the Combination is terminated as a result of any of the following: i) another party has made a proposal for an alternative transaction and the Company's shareholders do not approve the Combination; ii) CN elects to terminate the Combination because BNSF's Board of Directors changed its previously favorable recommendation of the Combination to its shareholders or iii) BNSF breaches certain obligations not to solicit or respond to alternative transaction proposals. CN is obligated to pay a cash termination fee of $200 million to BNSF if the Combination is terminated as a

Burlington Northern Santa Fe Corporation
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result of actions similar to those above that are caused by CN.

     Pursuant to the Combination Agreement, as amended, CN and BNSF entered into reciprocal stock option agreements. Each company's option is exercisable by the other company under the same circumstances in which that party is entitled to receive the $450 million or $200 million termination fee, as applicable, referred to above. The option agreement allows BNSF and CN to purchase, in the case of BNSF, approximately 29 million CN common shares and, in the case of CN, approximately 65 million shares of BNSF common stock. The number of shares subject to the stock options will be adjusted in each case so that the number of shares issued will always be equal to, but not exceed, 12.5 percent of the outstanding common shares of the option issuer after giving effect to the issuance of shares under the option. The exercise price of the option is, in each case, the average of the closing price of the option issuer's common stock on the New York Stock Exchange on the five trading days preceding the date of notice of exercise multiplied by the number of shares to be issued.

     Additionally, BNSF is required to pay a cash termination fee of $300 million to CN if BNSF terminates the Combina-tion because of conditions imposed by the STB that the Company believes would significantly and adversely affect the benefits of the Combination, and CN is willing to complete the Combination despite these conditions. CN is obligated to pay a cash termination fee of $150 million to BNSF if it terminates the Combination as a result of STB conditions and BNSF is willing to complete the Combination.


                                       Burlington Northern Santa Fe Corporation
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